Rule 12g3-2(b) File No. 82-34800

November 13, 2008

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commissi[redacted]
100 F Street, N.E.
Washington, D.C. 20549-0213
U.S.A.

Attention:

Re: File No. 82-34800/Jupiter Telecommunications Co., Ltd.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Sir/Madame,

On behalf of Jupiter Telecommunications Co., Ltd. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1. Requirements of Japanese Law Attached you will find the English translation version.
   (a) Highlights of 2008 Q3 Results (October 29, 2008)
   (b) Consolidated Quarterly Financial Results Release (October 29, 2008)
   (c) Notice Regarding Stock Acquisition Rights as Stock Compensation Type Stock Options to Directors and Corporate Officers (October 15, 2008)

2. Enclosed herewith please find the copy of the following press releases in English:
   (a) Jupiter Telecommunications Announces July 2008 Subscriber Figures (August 15, 2008)
   (b) Jupiter Telecommunications to Acquire Majority Stake in Fukuoka Cable Network (August 25, 2008)
   (c) J:COM Takes Managing Stake in Taito Cable Television (September 9, 2008)
   (d) Announcement of Group Company Merger in Kansai Area (September 12, 2008)
   (e) Jupiter Telecommunications Announces August 2008 Subscriber Figures (September 17, 2008)
   (f) Announcement of Group Company Merger Between TEC:J and @NetHome (September 29, 2008)
   (g) J:COM Announces Organizational and Personnel Changes (October 1, 2008)
   (h) "Speed Racer" in High Definition to Coincide with the Japan DVD Release (October 8, 2008)
   (i) Jupiter Telecommunications Announces September 2008 Subscriber Figures (October 17, 2008)
   (j) J:COM Announces Organizational and Personnel Changes (November 4, 2008)

3. Following press releases are only in Japanese:
   (a) Channel Ginga reforms their fall programs (August 25, 2008)

dw 2/24

(b) J:COM starts "LOST" season 1 to 3 through J:COM On Demand Service (September 1, 2008)
(c) J:COM Announces Organizational and Personnel Changes (September 1, 2008)
(d) TBS Channel and J:COM will hold Ultra soccer school 2008 (September 17, 2008)
(e) J:COM announces the programs of NHK On Demand (September 17, 2008)
(f) J:COM collaborates a VOD preview with Asmik-ace (September 19, 2008)
(g) J:COM will hold "J:COM PREMIUM KOREA FESTA 2008!" (September 19, 2008)
(h) J:COM collaborates the Second Anime Grand Prix with Animax, and announces a winner. (September 22, 2008)
(i) J:COM starts J:COM NET Warm-Hart Pack of 160 Mbps service (September 25, 2008)
(j) J:COM announces corporate rebranding (October 1, 2008)
(k) J:COM announces the performers of "J:COM PREMIUM KOREA FESTA 2008!" (October 16, 2008)
(l) J:COM introduces a Recommending Function on J:COM On Demand (October 20, 2008)

This letter shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned (direct: +81-3-6765-8158, fax: +81-3-6765-8091).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid airmail envelope and label.

Very truly yours,

Koji Kobayashi
General Manager
Corporate Communications Division, IR Dept.

November 4th, 2008
FOR IMMEDIATE RELEASE

J:COM Announces Organizational and Personnel Changes

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ:4817), the largest multiple system operator (MSO) in Japan based on the number of customer served, announces the approval of organizational and personnel changes effective as of November 1st, 2008.

Summary of Organizational and Personnel Changes

1. Establishment of Sales Promotion and Marketing Divisions
   With the goal of establishing a more flexible organization capable of swift responses to rapidly evolving market trends and diversifying customer needs, the Marketing & Media Business Division reorganized into a new Sales Promotion Division and a new Marketing Division. The Sales Promotion Division consists of the Sales Strategy Department, while the Marketing Division consists of Marketing Department, Broadcasting Production Department, Interactive Media Promotion Department, and Media Planning & Administration Department.

2. Service Strategy Division and Technology Division Reorganization
   New Technology Department re-titled as the Technology Development Department and transferred from the Service Strategy Division to the Technology Division, adding to the preexisting Technology Strategy, Network Engineering, Telecommunications Technology and Procurement Department to form the new Technology Division incorporating five separate departments under its umbrella.
   By concentrating all of technology related functions into Technology Division, we facilitate integrated development and operation of triple services to bolster the company's competitive edge in technology and improve the efficiency in organization.

Personnel Changes
Effective November 1st, 2008

Mr. Mineo Fukuda

New Position:	Representative Director, Executive Vice President, Chief Operating Officer, President, J:COM Company, GM, Customer Care Division
Previous Position:	Representative Director, Executive Vice President, Chief Operating Officer, President, J:COM Company, GM, Marketing & Media Business Division, Customer Care Division

Mr. Toru Kato

New Position:	Director, GM, Business Strategy Unit and Group Strategy Dept. and Service Strategy Division and Sales Promotion Division and Digital Project Promotion Office
Previous Position:	Director, GM, Business Strategy Unit and Group Strategy Dept. and Service Strategy Division and Digital Project Promotion Office

<Organizational Chart> About the Organizational Restructure:

1. Reorganization of Marketing & Media Business Division



Before
After
Marketing & Media Business Division
Sales Strategy Dept.
Marketing Dept.
Broadcasting Production Dept.
Interactive Media Promotion Dept.
Media Planning & Administration Dept.
Sales Promotion Division
(Restructure)
Sales Strategy Dept.
Marketing Division
(Restructure)
Marketing Dept.
Broadcasting Production Dept.
Interactive Media Promotion Dept.
Media Planning & Administration Dept.

2. Reorganization of Service Strategy Division and Engineering Division



Before
After
Service Strategy Division
Product Planning Dept.
Broadcasting Strategy Dept.
Telecommunication Strategy Dept.
New Technology Dept.
Technology Division
Technology Strategy Dept.
Network Engineering Dept.
Telecommunications Technology Dept.
Procurement Dept.
(Transfer)
Service Strategy Division
Product Planning Dept.
Broadcasting Strategy Dept.
Telecommunication Strategy Dept.
Technology Division
Technology Strategy Dept.
Network Engineering Dept.
Telecommunications Technology Dept.
Technology Development Dept.
(Name Changed)
Procurement Dept.

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 18 consolidated subsidiaries (as of September 30, 2008) at the local level serving 2.90 million subscribing households (as of September 30, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 10.85 million*. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 16 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements

J:COM

2009 FEB 24 P 12:

November 14, 2008
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS ANNOUNCES
OCTOBER 2008 SUBSCRIBER FIGURES

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced that the total subscribing households as of October 31, 2008 served by J:COM's 18 consolidated franchises reached 2.91 million, up 285,600, or 10.9% since October 31, 2007. Combined revenue generating units (RGUs) for cable television, high-speed Internet access and telephony services reached approximately 5.24 million, up 600,300 or 12.9% since October 31, 2007. The bundle ratio (average number of services received per subscribing household) increased to 1.80 as of October 31, 2008 from 1.76 since October 31, 2007. The cable television digital migration rate as of October 31, 2008 increased to 76% from 65% as of October 31, 2007.

Year-Over-Year Subscribing Household Comparisons: *(Rounded to the nearest hundred)*
Total consolidated subsidiaries: 18 franchises; 41 systems:

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of October 31, 2008	2,351,500 Digital: 1,791,500	1,357,400	1,527,000	5,235,900	2,913,700
As of October 31, 2007	2,167,200	1,191,100	1,277,300	4,635,600	2,628,100
Net year-over-year increase	184,300	166,300	249,700	600,300	285,600
Net increase as percentage	8.5%	14.0%	19.5%	12.9%	10.9%

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 18 consolidated subsidiaries (as of October 31, 2008) at the local level serving 2.91 million subscribing households (as of October 31, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 10.88 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 16 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

JASDAQ

December 1st, 2008
FOR IMMEDIATE RELEASE

Jupiter Telecommunications Acquires Majority Stake in Taito Cable Television

Service Area to Expand Throughout Taito Ward of Tokyo

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ:4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced today that it has acquired 97.9% of the total outstanding shares in the Jyohoku New Media Co., Ltd. (Taito Cable Television, Headquarters: Tokyo) and that Taito Cable Television has become a consolidated subsidiary of J:COM as was previously announced. The details of the acquisition are outlined below.

Details

1. Goals Pertaining to the Share Acquisition

J:COM's growth strategy focuses on the proactive capital investment in cable television service operators. The acquisition of the 37,600 outstanding shares of Taito Cable Television from Taito Ward and other shareholders is a part of that overall strategy.

Taito Cable Television operates throughout Taito Ward, Tokyo with approximately 80,000 serviceable households or "homes passed." This densely populated service area adjacent to the Sumida Ward, already a J:COM service area, will provide various potential synergies in terms of business strategy. J:COM expects, with the group's various managerial resources such as its customer support services and sales team, to expand the area's penetration from the current high-teens to over 20%, average of J:COM group in multi-channel service.

Taito Ward is home to many of Japan's most significant cultural treasures, historical sites, and traditional events. By actively featuring these enticing assets of this area in group's own media such as the J:COM Community Channel, J:COM plans to further strengthen its media offerings.

2. Summary of Acquired Subsidiary Company

① Company Name	Jyohoku New Media Co., Ltd. (referred to as Taito Cable Television)

② Main Businesses — Cable television broadcasting, telecommunication, etc.
③ Date of Establishment — May 16th, 1985
④ Head Office — 1-7-5, Kita Ueno, Taito-ku, Tokyo
⑤ Representative — Masao Fukami, President
⑥ Capital Amount — 1,920 million yen
⑦ Number of Employees — 29 (as of November 1st, 2008)
⑧ Total Outstanding Shares — 38,400 shares
⑨ Portion of Shares Held by J:COM — 37,600 shares (97.9%)

⑩ Business performance trends for most recent fiscal years

	March, 2007	March, 2008
Sales	1,654	1,453
Operating Income	177	35
Ordinary Income	183	42
Net Income	111	17
Total Assets	3,157	3,516
Shareholder's Equity	1,583	1,601

※ JPY in millions, rounded down to the nearest million

⑪ Current subscribing household status

	As of the end of March 2008
Service area	Taito Ward, Tokyo (Ueno, Asakusa, Yanaka, Negishi, etc.)
Number of homes passed	Approximately 80,000
Total number of subscribing households	15,900
Cable television	13,800
High-speed internet access	4,600

3. Impact on business performance

The impact of the acquisition on our business performance of 2008 will be immaterial.

###

J:COM

December 3rd, 2008
FOR IMMEDIATE RELEASE

High-Spec Set-Top Box with Video Recording Functionality [HDR Plus] Service Set to Launch Mid-December

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ:4817), the largest multiple system operator (MSO) in Japan based on the number of customers served has announced that J:COM will start offering a new HDR Plus service, delivered via an advanced STB[1] (Set-Top Box), across all service areas on December 17th.

The new STB model "TZ-DCH8000" features an enhanced DVD drive with high-definition video recording capability as well as an expanded 500 gigabyte hard disk. HDR Plus will allow users to record up to 80 hours[2] (887 hours[3] in standard definition) in digital high-definition video. It also provides customers with approximately four times more recording capacity compared to conventional HDR Service. J:COM will offer HDR Plus to all of its Digital TV Service[4] customers for the additional fee of 1,260 JPY (Japanese Yen; tax included) per month.

Since its introduction in April 2006, 353,800 HDR units (as of September 30th, 2008) have been deployed, comprising approximately 20% of the digital service subscribing households. The new HDR Plus is in response to customers' requests for "increased recording capacity" and "recording to DVD" capabilities. J:COM aims to expand the base of digital service users and raise customer satisfaction with its new HDR Plus service.

HDR Terminology Details

1. Built-in hard disk and video recording capability
2. Video recording time based on DR (Direct Recording) Mode setting. Possible recording time may differ depending upon broadcast transfer rate. Figure based on current standard transfer rate.
3. Maximum video recording time based on EP (8 hour) Mode setting
4. J:COM Digital TV/Digital Basic available for 5,229 JPY per month.

The following three functionalities are indicated by the [HDR] abbreviation: *High Definition Recorder*, *High Spec Double Tuner Recorder*, *Hard Disc Recorder.*



New [HDR Plus] Service Set-Top Box (TZ-DCH8000)

<Reference Data> 「HDR Plus」 Service Summary

◆ Built-in DVD Drive with Video Recording Capability supports:
- DVD/CD playback
- HD video recording in high-definition to DVD (with use of AVC REC))
- Hard disk to DVD free copying capability

◆ Digital High-Definition Video Recording supports:
- 3 waves of digital broadcast (terrestrial digital, BS digital, cable digital)
- Recording in digital high-definition (digital recording with original image quality)
- 500 gigabyte built-in hard disk
- "Dubbing 10"

◆ Built-in Double Tuner capable of:
- Recording 2 programs simultaneously
- Simultaneous live broadcast viewing
- Playback during recording

◆ Simple Program Searching and Recording supports:
- Instant searches by genre or keyword
- Instant transfer of selected programs from Seamless EPG (electronic program guide) to hard disk for easy recording
- Sorting programs by genre
- Built-in functionality for free recording of new programming

◆ Service Clients and Monthly Rates
- Offered to J:COM Digital TV Service (J:COM TV Digital and Basic Digital) users for an additional monthly fee of 1,260 JPY (tax included)

<u>About Jupiter Telecommunications Co. Ltd.</u>

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 18 consolidated subsidiaries (as of October 31, 2008) at the local level serving 2.91 million subscribing households (as of October 31, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 10.88 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 16 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

J:COM

2009 FEB 24 P 12:

December 10, 2008

FOR IMMEDIATE RELEASE

Jupiter Telecommunications to Acquire Mediatti Communications as a Consolidated Subsidiary

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. ("J:COM," JASDAQ: 4817) , the largest multiple system operator (MSO) in Japan based on the number of customers served, announced today that by a resolution of the board of directors, it has determined to acquire 100% of the outstanding stock of Mediatti Communications, Inc. ("Mediatti"), a cable TV operator operating its business mainly in the Kanto region, making it a consolidated subsidiary.

1. Reasons for Share Acquisition

As one of the core components of its growth strategy, the J:COM group has been actively pursuing additional investments in cable television operators. As part of this effort, J:COM will acquire 68,275 shares in Mediatti, the third-largest cable TV operator in Japan with six consolidated cable television systems, operating its business mainly in the Kanto region and will make Mediatti a consolidated subsidiary of J:COM. Since the service areas of Mediatti in the Kanto region are adjacent to those of J:COM, operational synergies — such as a reduction of operational costs through sharing of facilities and joint procurement of programming, as well as more efficient sales and marketing — can be expected.

J:COM is Japan's largest MSO, serving approximately 2.91 million households (as of October 31, 2008) in the Sapporo, Kanto, Kansai and Kyushu regions. J:COM provides cable television, high-speed internet access, telephony and mobile services across Japan through its 18 managed franchises (41 operators) operating at the local level. The Mediatti group consists of 6 managed franchises and an MSO. Adding Mediatti to the J:COM group will expand the number of homes passed* in J:COM's service area from approximately 10.88 million households to approximately 12.10 million households, and J:COM's potential customer base will be enhanced significantly. J:COM believes that this acquisition will contribute to further improvements in its competitiveness.

* "Number of homes passed" means the number of households in J:COM's service areas that are connected to J:COM's network and to which J:COM may immediately provide its services.

2. Company Profile of Mediatti

(1)	Company name:	Mediatti Communications, Inc.
(2)	Representative:	Ken Masunaga, President & CEO
(3)	Established:	March 25, 1997
(4)	Paid-in capital	10,125 million yen (as of November 30, 2008)
(5)	Headquarters:	1-2-7, Nishi-azabu, Minato-ku, Tokyo
(6)	Business operations:	Cable television operations, Telecommunications business Multiple Systems Operating Business
(7)	Fiscal year-end:	December 31
(8)	Group companies:	City Cable Net, Inc. (CCN) City Telecom Kanagawa, Inc. (CTK) Edogawa Cable Television, Inc. (ECT) Mediatti Tojo Co., Ltd. (MTC) Miyagi Network, Inc. (MNI) Yokohama TV Corporation (YTV) TM Lease Co., Ltd. (TML)
(9)	Employees:	545 in total (as of October 31, 2008)
(10)	Shares outstanding:	68,275
(11)	Shareholders	Liberty Japan MC, LLC 45.46% MC Investments, Ltd. 23.85% Mediatti Holdings, Ltd. 20.85% Toyota Tsusho Corporation 5.75% PCCW Mediacom, Ltd. 2.72% Others 1.37%

(12) Recent Business results (JPY in millions, USGAAP):

	Year ended Dec. 31, 2006	Year ended Dec. 31, 2007
Sales	7,816	14,630
Operating Income	-589	169
Net Income	-961	-248
Total Assets	38,558	36,398
Net Assets	10,119	9,910

Note: Amounts less than one million yen have been rounded.

The year ended December. 31, 2006 is a nine-month financial period due to a change in the fiscal year-end. Figures for the year ended December 31, 2006 and for the year ended December 31, 2007 include CCN, CTK, ECT, MTC, TML, Mediatti Broadband Communications, Inc. (MBC), which is a cable television operator serving U.S. military bases in Okinawa Prefecture, MNI and Cable Net Niigata, Inc. (CNN), with MNI and CNN became consolidated companies of Mediatti in December 2006, but do not include YTV, which became a consolidated company of Mediatti in July 2008. CNN was transferred to K.K. New Media in September 2008. It is anticipated that prior to J:COM's acquisition of Mediatti, Mediatti will dispose all of the outstanding stock of MBC.

(13) Current subscribing household status

	As of the end of October 2008
Service area	CCN: Tokorozawa City of Saitama Prefecture CTK: Yamato City, Ebina City, Zama City, Ayase City, Seya Ward of Yokohama City of Kanagawa Prefecture ECT: Edogawa Ward of Tokyo MTC: Asaka City, Fujimi City, Shigi City, Miyoshi Town, Niiza City and Fujimino City of Saitama Prefecture MNI: Eastern part of Sendai City, part of Tomiya Town and Taiwa-cho Town of Miyagi Prefecture YTV: Minami Ward, Isogo Ward, Naka Ward, a part of Nishi Ward Yokohama City of Kanagawa Prefecture
Number of homes passed	1,216,500
Total subscribing household	215,000
Cable Television	182,200
High-speed Internet access	103,000
Telephony	8,500

(14) Relationships, etc. between J:COM

Two directors and one corporate auditor of J:COM serve as directors of Mediatti, but there is no capital relationship. There are business relationships where the J:COM group provides Mediatti with specialized channels in which it invests and operates.

3. Sellers

	Liberty Japan	MC Investments
(1) Company name	Liberty Japan MC, LLC	MC Investments, Ltd.
(2) Representative	Graham E. Hollis, Executive Vice President / Chief Operating Officer	Jeffrey E. Glat, Director
(3) Headquarters	12300 Liberty Blvd, Englewood, Colorado 80112, USA	c/o M&C Corporate Services Limited PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands
(4) Primary business operations	Owner, investor and operator of cable television businesses in Japan	Investment holding
(5) Relationships, etc. between J:COM	Two of the directors of Liberty Japan MC, LLC serve as J:COM's director and corporate auditor, respectively. Except for the foregoing, there is no capital or business relationship.	There is no capital, human or business relationship.

	Mediatti Holdings	Toyota Tsusho
(1) Company name	Mediatti Holdings, Ltd.	Toyota Tsusho Corporation
(2) Representative	Daniel R. Mintz, Director	Junzo Shimizu, President
(3) Headquarters	c/o M&C Corporate Services Limited PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands	9-8, Meieki 4-chome, Nakamura-ku, Nagoya
(4) Primary business operations	Investment holding	Trading of goods in Japan, exports and imports, offshore trading, etc.
(5) Relationships, etc. between J:COM	There is no capital, human or business relationship.	There is no capital, human or business relationship.

	PCCW
(1) Company name	PCCW Mediacom, Ltd.
(2) Representative	Peter Anthony Allen, Representative Director
(3) Headquarters	Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands
(4) Primary business operations	Investment holding
(5) Relationships, etc. between J:COM	There is no capital, human or business relationship.

And, three individual investors.

4. Details and Acquisition Price

(1) Details — J:COM will acquire 68,275 shares (100% of outstanding shares).
(2) Acquisition Price — 28,352 million yen

5. Schedule

The execution and closing of the share purchase agreement are scheduled on December 26, 2008.

6. Effect on Business Results

Mediatti will become a consolidated subsidiary of J:COM as of December 26, 2008 (scheduled). As that date is quite close to the end of this fiscal period, there will not be a significant impact on J:COM's business results for this period.

About Jupiter Telecommunications Co.,Ltd.

Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 18 consolidated subsidiaries (as of October 31, 2008) at the local level serving 2.91 million subscribing households (as of October 31, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 10.88 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 16 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

###

J:COM

December 17, 2008
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS ANNOUNCES
NOVEMBER 2008 SUBSCRIBER FIGURES

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced that the total subscribing households as of November 30, 2008 served by J:COM's 18 consolidated franchises reached 2.92 million, up 282,600, or 10.7% since November 30, 2007. Combined revenue generating units (RGUs) for cable television, high-speed Internet access and telephony services reached 5.26 million, up 593,300 or 12.7% since November 30, 2007. The bundle ratio (average number of services received per subscribing household) increased to 1.80 as of November 30, 2008 from 1.77 as of November 30, 2007. The cable television digital migration rate as of November 30, 2008 increased to 77% from 66% as of November 30, 2007.

Year-Over-Year Subscribing Household Comparisons: *(Rounded to the nearest hundred)*
Total consolidated subsidiaries: 18 franchises; 41 systems:

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of November 30, 2008	2,355,700 Digital: 1,815,900	1,366,200	1,541,200	5,263,100	2,923,800
As of November 30, 2007	2,175,400	1,200,100	1,294,300	4,669,800	2,641,200
Net year-over-year increase	180,300	166,100	246,900	593,300	282,600
Net increase as percentage	8.3%	13.8%	19.1%	12.7%	10.7%

About Jupiter Telecommunications Co.,Ltd.
Established in 1995, Jupiter Telecommunications Co., Ltd. is Japan's largest multiple system operator (MSO or J:COM Company) and multiple channel operator (MCO or Jupiter TV Company). J:COM Company provides cable television, high-speed Internet access, telephony and mobile services to customers through 18 consolidated subsidiaries (as of November 30, 2008) at the local level serving 2.92 million subscribing households (as of November 30, 2008) in the Sapporo, Kanto, Kansai, and Kyushu regions. The number of serviceable households or "homes passed" in J:COM franchise areas is approximately 10.92 million. Jupiter TV Company, formerly Jupiter TV Co., Ltd., invests in and operates 16 premium channels which are provided to CATV, satellite and telecom operators. Jupiter Telecommunication's principal shareholder is LGI/Sumisho Super Media and is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp/english.html

END